Securities and Exchange Commission
					Washington, D.C. 20549
					______________________

					   SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					(Amendment No. 1)*

					Worldtex, Inc.
					(Name of Issuer)

				Common Stock, Par Value $.001
			     (Title of Class of Securities)

					  981907108
					(CUSIP Number)

					Arthur Goetchius
		300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
			(Name, address and telephone number of person authorized to receive notices and communications)

					March 13, 1997
		(Date of event which requires filing of this statement)

		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

		Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

		NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
					Page 1 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Associates, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								262,779
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								262,779
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								262,779
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								1.82%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 2 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					EGS Partners, L.L.C.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
(4)  SOURCE OF FUNDS **
      				OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								657,031
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								664,994
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								664,994
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								4.62%
____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
								IA
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 3 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Bev Partners, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								94,526
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								94,526
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								94,526
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								.66%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 4 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
			Jonas Partners, L.P.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								16,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								16,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								16,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								.11%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 5 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William Ehrman
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      			AF	OO	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,030,836
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,054,999
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,054,999
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								7.32%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 6 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederic Greenberg
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,030,836
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,038,799
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,038,799
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								7.21%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 7 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederick Ketcher
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO	PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								10,800
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,030,836
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								10,800
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,038,799
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,049,599
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								7.29%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 8 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Jonas Gerstl
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,030,836
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,038,799
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,038,799
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								7.21%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 9 of 18 pages

						13D
CUSIP No. 981907108
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					James McLaren
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
____________________________________________________________________________
     (3)  SEC USE ONLY

____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,030,836
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,038,799
____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,038,799
____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								7.21%
____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
____________________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!
					Page 10 of 18 pages

	The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, and (ix) James McLaren, relating to the common stock, $.01 par value (the "Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 1 as follows:

					Page 11 of 18 pages

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $1,683,353, $4,340,087, $587,491, and $80,393, respectively.
	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $61,575.
	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by member of Mr. Ehrman's immediate family (including his brother and his brother's wife) is approximately $94,375.
	Messrs. Gerstl, Greenberg, and McLaren currently own no shares of Common
Stock.
	The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) were purchased with personal funds.
	The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Montgomery Securities, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) are held in accounts maintained at Montgomery Securities. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	(a)	The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,403,271 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 7, 1997, as reflected in the company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 1996 (which is the most recent Form 10-K on file).

	As of the close of business on April 15, 1997:

		(i)	EGS Associates owns beneficially 262,779 shares of Common
Stock, constituting approximately 1.82% of the shares outstanding.

					Page 12 of 18 pages

		(ii)	EGS Partners owns directly no shares of Common Stock.  By
reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934,
as amended (the "Act"), EGS Partners may be deemed to own beneficially 664,994 shares purchased for discretionary accounts managed by it constituting approximately 4.62% of the shares outstanding.
		(iii)	Bev Partners owns beneficially 94,526 shares of Common
Stock, constituting less than 1% of the shares outstanding.
		(iv)	Jonas Partners owns 16,500 shares of Common Stock,
constituting less than 1% of the shares outstanding.
		(v)	Mr. Ehrman owns beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 16,200 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vi)	Mr. Ketcher owns beneficially through ownership by himself
10,800 shares of Common Stock, constituting less than 1% of the shares outstanding.
		(vii) Messrs. Gerstl, Greenberg, and McLaren own directly no shares of Common Stock.
		By reason of the provisions of Rule 13D-3 of the Act, each of the
General Partners may be deemed to own the 262,779 shares beneficially owned by
EGS Associates, the 664,994 shares beneficially owned by EGS Partners, the
94,526 shares beneficially owned by Bev Partners, and the 16,500 shares beneficially owned by Jonas Partners.  When the shares beneficially owned by
EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,038,799 shares of Common Stock, constituting approximately 7.21%
of the shares outstanding.
		(viii)	In the aggregate, the Reporting Persons beneficially
own a total of 825,699 shares of Common Stock, constituting approximately
7.40% of the shares outstanding.

		(b)	(i)	Each of EGS Associates, EGS Partners, Bev Partners,
and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 7,963 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners.  Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
			(ii)	Mr. Ehrman has no power to vote and shared power to
dispose of shares owned by his immediate family (including his brother and his brother's wife) and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

		(c)	The trading dates, number of shares of Common Stock
purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to March 13, 1996 until April 14, 1997 by EGS Associates, EGS Partners, and William Ehrman are set forth in Schedules A, B, and C, respectively, and were all effected on the New York Stock Exchange. During such period, Bev Partners, Jonas Partners, and Messrs. Greenberg, Ketcher, Gerstl, and McLaren did not enter into any transactions in the Common Stock.
					Page 13 of 18 pages

		(d)	No person other than each respective record owner of shares
of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.



					Page 14 of 18 pages

						SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 17, 1997			   /s/ William Ehrman
							William Ehrman, individually and as
							   general partner of each of EGS
							   ASSOCIATES, L.P., BEV PARTNERS,
							   L.P., JONAS PARTNERS, L.P., and
							   as a member of EGS PARTNERS,
							   L.L.C.

						   /s/ Frederic Greenberg
							Frederic Greenberg, individually and
							   as general partner of each of EGS
							   ASSOCIATES, L.P., BEV PARTNERS,
							   L.P., JONAS PARTNERS, L.P. and as
							   a member of EGS PARTNERS, L.L.C.

						   /s/ Frederick Ketcher
							Frederick Ketcher, individually and
							   as general partner of each of EGS
							   ASSOCIATES, L.P., BEV PARTNERS,
							   L.P., JONAS PARTNERS, L.P. and as
							   a member of EGS PARTNERS, L.L.C.

						   /s/ Jonas Gerstl
							Jonas Gerstl, individually and as
							   general partner of each of EGS
							   ASSOCIATES, L.P., BEV PARTNERS,
							   L.P., JONAS PARTNERS, L.P. and as
							   a member of EGS PARTNERS, L.L.C.

						   /s/ James McLaren
							James McLaren, individually and as
							   general partner of each of EGS
							   ASSOCIATES, L.P., BEV PARTNERS,
							   L.P., JONAS PARTNERS, L.P. and as
							   a member of EGS PARTNERS, L.L.C.



					Page 15 of 18 pages

      					Schedule A

					EGS Associates, L.P.

				Transactions in the Common Stock

									Price Per Share
Date of			Number of				(including
Transaction			Shares Purchased/(Sold)		Commissions, if any)
__________________________________________________________________________

2/18/97			 5,000               		$9.70
3/5/97			 4,000				$9.57
3/6/97			 4,000				$9.57
3/13/97			 5,927				$7.03
3/13/97			 5,927				$6.82
3/13/97			 4,742				$6.49
4/10/97			19,300				$6.79








					Page 16 of 18 pages

					    Schedule B

					EGS Partners, L.P.

				Transactions in the Common Stock

									Price Per Share
Date of			Number of				(including
Transaction			Shares Purchased/(Sold)		Commissions, if any)
__________________________________________________________________________
1/28/97			  9,000				$9.70
2/12/97			 15,000				$9.82
2/13/97			 10,000				$9.82
2/14/97			 15,000				$9.82
2/19/97			  5,000				$9.70
2/21/97			    500				$9.70
3/4/97			  5,000				$9.70
3/7/97			  9,000				$9.14
3/13/97			 19,073				$7.03
3/13/97			 19,073				$6.82
3/13/97			 15,258				$6.49
4/10/97			 62,100				$6.79



					Page 17 of 18 pages

   					  Schedule C

 					William Ehrman

				Transactions in the Common Stock

									Price Per Share
Date of			Number of				(excluding
Transaction			Shares Purchased/(Sold)		Commissions, if any)

4/10/97			3,000	*				$6.75

__________________________
	* Shares held in an account for the benefit of Mr. Ehrman's brother and his wife.


					Page 18 of 18 pages